SPI ENERGY CO., LTD.

#1128, 11/F, No. 52 Hung To Road

Kwun Tong, Kowloon
Hong Kong S.A.R.

June 3, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SPI Energy Co., Ltd.
Withdrawal of Acceleration Request – Registration Statement on Form F-3 (File No. 333-253233)

Ladies and Gentlemen:

Reference is made to the letter, filed as correspondence via EDGAR on May 24, 2021 by SPI Energy Co., Ltd., a Cayman Islands corporation (the “Registrant”), in which the Registrant requested the acceleration of the effective date of the above-referenced Registration Statement on Form F-3 (File No. 333-253233) for 5:00 p.m., Eastern Standard Time, on May 26, 2021, in accordance with Rule 461 under the Securities Act of 1933, as amended.

The Registrant no longer requests that such Registration Statement be declared effective at this time and hereby formally withdraws its request for acceleration of the effective date.

Thank you for your assistance in this matter.

Sincerely.

SPI Energy Co., Ltd.

By: /s/ Xiaofeng Peng
Name: Xiaofeng Peng
Title: Chief Executive Officer

cc:	David C. Fischer, Esq., Loeb & Loeb LLP (telephone (212) 407-4000)